April 6, 2005

VIA EDGAR AND VIA HAND DELIVERY

Elaine Wolff, Special Counsel

Michael McTiernan, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:   DiamondRock Hospitality Company

Registration Statement on Form S-11 Filed March 1, 2005

Registration No. 333-12305

Dear Ms. Wolff and Mr. McTiernan:

This letter is submitted on behalf of DiamondRock Hospitality Company (the “Company”) as a supplemental response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-11 filed with the Commission on March 1, 2005 (the “Registration Statement”), as set forth in your letter, dated March 23, 2005 (the “Comment Letter”), to Mr. William McCarten, Chairman of the Board and Chief Executive Officer of the Company. The Company filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission on April 1, 2005, which includes changes to principally reflect responses to the Staff’s comments, together with an initial response letter (the “Response Letter”). This letter supplements the Response Letter with respect to comment No. 3 by enclosing copies of the relevant portions of publications that support the demographic and market data that is referenced in the Registration Statement.

If you should have any questions regarding this response to comment No. 3 of the Comment Letter, please do not hesitate to call me at (617) 570-1306.

Sincerely,

/s/ Suzanne D. Lecaroz

Suzanne D. Lecaroz

Enclosures

cc:    William W. McCarten

          John L. Williams

          Mark W. Brugger

          Michael D. Schecter

          Sean M. Mahoney

          Gilbert G. Menna

          David C. Wright

          Cyane B. Crump

          Richard Nadeau

          Douglas Sweeney

DiamondRock Hospitality Company

Response to SEC Comment #3

April 6, 2005

DiamondRock Hospitality Company – Response to SEC Comment #3

#	Statement	S-11 Section	Tab	Support
1	“We believe the hotel industry, as a whole, is continuing to recover from a pronounced downturn that occurred over the three-year period from 2001-2003. This recovery has been, and we expect it to continue to be, primarily driven by increased demand for hotel rooms. According to Smith Travel Research, demand for hotel rooms, measured by total rooms sold, increased by 0.3% in 2002, 1.5% in 2003 and 4.7% in 2004 and is projected to increase by 4.0% in 2005.”	Summary—Hotel Industry MD&A—Industry Trends and Outlook	1	The referenced statement is supported by the Smith Travel Research “US Lodging Industry Overview – Projections” Supply/Demand Percent Change chart set forth in Tab 1. According to the referenced chart, the pronounced downturn referenced in the Registration Statement is supported by a percentage change in demand for hotel rooms of -3.4% in 2001, 0.3% in 2002 and 1.5% in 2003. The recovery referenced in the Registration Statement is supported by a percentage increase in demand for hotel rooms of 4.7% in 2004 and a projected percentage increase in demand for hotel rooms of 4.0% in 2005.

2	“By comparison, hotel room supply grew by 1.6% in 2002, 1.2% in 2003 and 1.0% in 2004 and is projected to increase by 1.2% in 2005 as compared to its past 15-year historical annual average of 2.1%.”	Summary—Hotel Industry MD&A—Industry Trends and Outlook	1 and 2

The referenced statement with respect to percentage changes in hotel room supply in 2002, 2003 and 2004 and the projected percentage change in hotel room supply in 2005 is supported by the Smith Travel Research “US Lodging Industry Overview – Projections” Supply/Demand Percent Change chart set forth in Tab 1.

The referenced statement with respect to the 15-year historical annual average (1990-2004) is supported by:

•      the Smith Travel Research “United States: January 1987 to November 2004” Supply table set forth in Tab 2, which provides percentage changes in hotel room supply for 1990 to 2003; and

•      the Smith Travel Research “US Lodging Industry Overview – Projections” Supply/Demand Percent Change chart set forth in Tab 1, which provides the percentage change in hotel room supply for 2004.

DiamondRock Hospitality Company – Response to SEC Comment #3

#	Statement	S-11 Section	Tab	Support
3	“We expect that sustained growth in demand will result in continued improvement of hotel industry fundamentals. According to Smith Travel Research: • occupancy increased by 3.7% in 2004 and is projected to increase by 2.8% in 2005; • ADR increased by 4.0% in 2004 and is projected to increase by 4.2% in 2005; and • RevPAR increased by 7.8% in 2004 and is projected to increase by 7.1% in 2005.”	Summary—Hotel Industry MD&A—Industry Trends and Outlook Hotel Industry	3

The referenced statement with respect to a continued improvement of hotel industry fundamentals is supported by the Smith Travel Research “US Lodging Industry Overview – Projections” charts set forth in Tab 3 which provide:

•      occupancy for 2004 and projected occupancy for 2005;

•      percentage change in ADR for 2004 and projected percentage change in ADR for 2005; and

•      percentage change in RevPAR for 2004 and projected percentage change in RevPAR for 2005.

For the purposes of calculating percentage changes in occupancy for 2004, the 2003 data from the referenced chart is subtracted from the 2004 data from the referenced chart and divided by the 2003 data. For example, according to Smith Travel Research, occupancy was 59.1% in 2003 and 61.3% in 2004, resulting in a percentage increase of 3.7% (61.3%—59.1% / 59.1% = .037, or 3.7%). The projected occupancy percentage increase for 2005 was similarly calculated.

DiamondRock Hospitality Company – Response to SEC Comment #3

#	Statement	S-11 Section	Tab	Support
4	Chart entitled “U.S. Hotel Industry – Annual Historical and Projected Change in RevPAR, Room Demand and Room Supply”	Summary—Hotel Industry	1, 2 and 3

The referenced chart, which sets forth percentage changes in RevPAR, room demand and room supply for 1998 to 2004 and the projected percentage change in RevPAR, room demand and room supply for 2005 is supported by:

•      the Smith Travel Research “United States: January 1987 to November 2004” RevPAR, Supply and Demand tables set forth in Tab 2, which provide percentage changes in RevPAR, supply and demand for 1990 to 2003;

•      the Smith Travel Research “US Lodging Industry Overview – Projections” Supply/Demand Percent Change chart set forth in Tab 1, which provides the percentage changes in supply and demand in 2004 and the projected percentage changes in supply and demand in 2005; and

•      the Smith Travel Research “US Lodging Industry Overview – Projections” RevPAR Percent Change chart set forth in Tab 3, which provides the percentage change in RevPAR in 2004 and the projected percentage change in RevPAR in 2005.

5	“We believe that the U.S. hotel industry is continuing to recover from the severe effects of an economic slowdown and reduction in travel following the terrorist attacks of September 11, 2001, which led to declines in room rates as hotels competed more aggressively for fewer guests. As a result, hotel industry RevPAR and operating performance declined substantially in the period 2001 to 2003.”	Hotel Industry	2

The referenced statement is supported by the Smith Travel Research “United States: January 1987 to November 2004” ADR, RevPAR and Revenue tables set forth in Tab 2. The referenced statement:

•      with respect to declines in room rates is supported by the relatively low or negative ADR percentage changes in 2001 to 2003; and

•      with respect to declines in operating performance is supported by the relatively low or negative revenue percentage changes in 2001 to 2003.

See also #1 above.

DiamondRock Hospitality Company – Response to SEC Comment #3

#	Statement	S-11 Section	Tab	Support
6	“Room rates, occupancy and RevPAR typically increase when demand growth exceeds supply growth.”	Hotel Industry	2

The referenced statement is supported by the Smith Travel Research “United States: January 1987 to November 2004” ADR, Occupancy, RevPAR, Demand and Supply tables set forth in Tab 2.

As indicated in the referenced tables and as summarized in the table below, according to Smith Travel Research, during the period of time from 1998-2003, for each year in which demand exceeded supply growth, the percentage changes in ADR, occupancy and RevPAR were positive.

Year	ADR (% change)	Occupancy (% change)	RevPAR (% change)
1988	3.5	0.1	3.6
1989	4.0	1.2	5.2
1992	1.4	1.0	2.5
1993	2.4	1.4	3.8
1994	3.8	1.8	5.6
1995	4.8	0.4	5.3
2000	5.5	0.7	6.1
2003	0.2	0.3	0.4

7	“According to Smith Travel Research, Inc., demand for hotel rooms recently increased while growth in the supply of new hotel rooms slowed and is expected to remain at historically low levels for the next several years.”	Hotel Industry	1

The referenced statement is supported by the Smith Travel Research “US Lodging Industry Overview – Projections” Supply/Demand Percent Change chart set forth in Tab 1.

The referenced chart shows that the percent change in supply has fallen from 1.6% in 2002 and 1.2% in 2003 to 1.0% in 2004, and is projected to remain relatively low at 1.2% in 2005, while demand increased by 0.3% in 2002, 2.5% in 2003 and 4.7% in 2004, and is projected to increase by 4.0% in 2005.

Furthermore, the projected 2005 supply percent change of 1.2% is relatively low compared to the 15-year historical annual average of (1990-2004) of 2.1% (see #2 above).

DiamondRock Hospitality Company – Response to SEC Comment #3

#	Statement	S-11 Section	Tab	Support
8

“…hotel room demand has historically been highly correlated with GDP growth. From 1988 to 2000, demand for hotel rooms grew at an average annual rate of approximately 2.6%, in line with the 3.3% average annual growth rate in GDP during the same period. However, a declining economy and the terrorist attacks of September 11, 2001 led to sharp declines in travel activities in 2001. Beginning in 2002, hotel room demand and GDP showed signs of improvement. Hotel room demand increased by 0.3% in 2002 and 1.5% in 2003, while GDP increased by 1.9% in 2002 and 3.0% in 2003. In 2004, the general economic and hotel room demand recovery continued, as hotel room demand increased by 4.7% and GDP increased by 4.4%. It is projected that hotel room demand will grow by 4.0% in 2005.”

Chart entitled “U.S. Hotel Industry – Annual Change in Room Demand and GDP”

		Hotel Industry	1, 2 and 4

The referenced statement with respect to the average annual growth rate in demand from 1988 to 2000 and the percentage change in demand for 2001, 2002 and 2003 is supported by the Smith Travel Research “United States: January 1987 to November 2004” Demand table set forth in Tab 2.

The referenced statement with respect to the average annual growth rate in GDP from 1988 to 2000 and the percentage change in GDP for 2001, 2002, 2003 and 2004 is supported by the U.S. Department of Commerce, Bureau of Economic Analysis “Gross Domestic Product: Percent change from preceding period” table as set forth in Tab 4.

The referenced statement with respect to the percentage change in demand for 2004 and projected percentage change in demand for 2005 is supported by the Smith Travel Research “US Lodging Industry Overview – Projections” Supply/Demand Percent Change chart set forth in Tab 1.

The chart entitled “U.S. Hotel Industry – Annual Change in Room Demand and GDP” merely graphically summarizes the data supported by the sources set forth above.

9	“Historically, periods of weak hotel industry performance have been followed by a decrease in the growth of new hotel supply as availability of new development capital declines … supply growth typically lags behind a hotel industry recovery.”	Hotel Industry	1, 2 and 3

The referenced statement is supported by the chart entitled “U.S. Hotel Industry – Annual Historical and Projected Change in RevPAR, Room Demand and Room Supply” in the Registration Statement, which, in turn, is supported by the data set forth in #4 above.

According to the referenced chart and supporting data, weak hotel industry performance followed by a decrease in the growth of new hotel supply is indicated by (1) the decreasing RevPAR percent changes from 1989 to 1991, which were followed by decreasing supply percent changes until 1993 and (2) the bottoming out of RevPAR percent changes in 2001, which has been followed by a gradually declining supply percent change through 2004. Furthermore, the referenced chart and supporting data shows that RevPAR percent change peaked in 1996, which was followed by a peak in supply percent change in 1998.

DiamondRock Hospitality Company – Response to SEC Comment #3

#	Statement	S-11 Section	Tab	Support
10

“…new hotel room supply growth averaged 2.6% annually from 1988 to 2000, which is an average growth rate that is approximately equal to the average growth rate for demand over the same period of time, but since 2001, hotel room supply increased by only 1.6% in 2002, 1.2% in 2003 and 1.0% in 2004. New hotel room supply is projected to grow by 1.2% in 2005, as compared to its past 15-year historical annual average of 2.1%.”

Chart entitled “U.S. Hotel Industry – Annual Change in Hotel Room Supply”

		Hotel Industry	1 and 2

The referenced statement and chart with respect to the average annual growth rate in supply from 1988 to 2000 and the percentage change in supply for 2001, 2002 and 2003 is supported by the Smith Travel Research “United States: January 1987 to November 2004” Supply table set forth in Tab 2.

The referenced statement and chart with respect to the percentage change in supply for 2004 and projected percentage change in supply for 2005 is supported by the Smith Travel Research “US Lodging Industry Overview – Projections” Supply/Demand Percent Change chart set forth in Tab 1.

The referenced statement with respect to the 15-year historical annual average (1990-2004) is supported by:

•      the Smith Travel Research “United States: January 1987 to November 2004” Supply table set forth in Tab 2, which provides percentage changes in hotel room supply for 1990 to 2003; and

•      the Smith Travel Research “US Lodging Industry Overview – Projections” Supply/Demand Percent Change chart set forth in Tab 1, which provides the percentage change in hotel room supply for 2004.

DiamondRock Hospitality Company – Response to SEC Comment #3

#	Statement	S-11 Section	Tab	Support
11	“RevPAR is generally higher in periods when room demand exceeds new supply growth.”	Hotel Industry	1, 2 and 3

The referenced statement is supported by the chart entitled “U.S. Hotel Industry – Annual Historical and Projected Change in RevPAR, Room Demand and Room Supply” in the Registration Statement, which, in turn, is supported by the data set forth in #4 above.

Furthermore, as indicated in the referenced chart and as summarized in the table below, according to Smith Travel Research, during the period of time from 1998-2003, years in which the percentage change in demand has exceeded the percentage change in supply tended to correlate with RevPAR percentage changes that were relatively higher.

Year	Demand Exceed Supply?	RevPAR (% change)
1988	Yes	3.6
1989	Yes	5.2
1990	No	2.1
1991	No	-2.4
1992	Yes	2.5
1993	Yes	3.8
1994	Yes	5.6
1995	Yes	5.3
1996	No	6.1
1997	No	4.7
1998	No	3.3
1999	No	2.7
2000	Yes	6.1
2001	No	-6.9
2002	No	-2.7
2003	Yes	0.4

The average RevPAR percent change for those years set forth above in which the percentage change in demand exceeded the percentage change in supply was 4.06% while the average RevPAR percent change for those years set forth above in which the percentage change in demand did not exceed the percentage change in supply was 0.86%

DiamondRock Hospitality Company – Response to SEC Comment #3

#	Statement	S-11 Section	Tab	Support
12	“In 2001 and 2002, hotel room demand declined significantly below new room supply, resulting in RevPAR declines of 6.9% in 2001 and 2.7% in 2002. The aggregate percentage decline over this two-year period substantially surpassed the aggregate percentage decline for the 1990-91 period, previously considered one of the worst periods in the modern history of the U.S. hotel industry. We believe the industry is recovering in a pattern similar to that following the post-1991 decline. In 2003, hotel room demand stabilized and RevPAR increased 0.4%. In 2004, hotel demand increased significantly, leading to a significant increase in RevPAR of 7.8%, and RevPAR growth of 7.1% is projected for 2005.”	Hotel Industry	1, 2 and 3	The referenced statement is supported by the chart entitled “U.S. Hotel Industry – Annual Historical and Projected Change in RevPAR, Room Demand and Room Supply” in the Registration Statement, which, in turn, is supported by the data set forth in #4 above.

13	“The hotel industry has operated more efficiently over the past decade, notwithstanding the significant industry downturn of 2001-2003. Periods of strong RevPAR growth tend to be characterized by increases in gross operating margin, or GOP margins, while periods of slower RevPAR growth or periods of RevPAR decline tend to be characterized by GOP margin decreases. For example, from 2000 through 2003, GOP margins declined from 39.1% to 35.0% as RevPAR declined by an average of 3.1% annually.”	Hotel Industry	5

The referenced statement and chart with respect to the RevPAR growth data is supported by the Smith Travel Research “United States: January 1987 to November 2004” RevPAR table set forth in Tab 5, which provides RevPAR averages for 1990 to 2003.

The referenced statement and chart with respect to GOP margins is supported by the Smith Travel Research “US Lodging Industry Overview” Estimated Revenue and Profitability chart set forth in Tab 5, which provides GOP margins for 1990 to 2003.

14	Chart entitled “RevPAR Indices of Selected Marriott Brands”	Our Business—Our Competitive Strengths	6	The referenced chart is supported by the Marriott International, Inc. presentation at the Deutsche Bank Hospitality and Gaming Conference in November 2004, which presents the Marriott brands’ RevPAR premiums through September 2004, as set forth in Tab 6.

15	“The hotel benefits from the fact that hotel room supply growth in Los Angeles has remained at relatively low levels, averaging only 0.62 percent per year between 1992 and 2003.”	Our Properties—Our Initial Properties—Torrance Marriott	7

The referenced statement with respect to the average hotel room supply growth in Los Angeles between 1992 and 2003 is supported by the Smith Travel Research “Los Angeles-Long Beach, CA: January 1987 to August 2004” Supply table set forth in Tab 7.

Please note that the Company will delete the reference to the New York City market in the next pre-effective Amendment to the Registration Statement.

Tab #1

US LODGING INDUSTRY OVERVIEW

SMITH TRAVEL RESEARCH

Projections

Total United States

Supply/Demand Percent Change 2000 – 2005P

6 3 0 -3 -6

2000 2001 2002 2003 2004 2005P

2.8 3.5 2.3 -3.4 1.6 0.3 1.2 1.5 1 4.7 1.2 4.0

Supply % Chg Demand % Chg

Tab #2

United States

January 1987 to November 2004 Job Number: 35093 Staff: AR Created: January 05, 2005

Tab

Table of Contents 1

Data by Measure 2

Percent Change by Measure 3

Percent Change by Year 4

Twelve Month Moving Average 5

Day of Week Analysis 6

Raw Data 7

Classic 8

Help 9

Terms & Conditions 10

SMITH TRAVEL RESEARCH

735 East Main Street

Hendersonville, TN 37075

tel. 615.824.8664 x501

fax 615.824.3848

www.smithtravelresearch.com

e-mail: trend@smithtravelresearch.com

Tab 3- Percent Change from Previous Year - Detail by Measure

United States

Job Number: 35093 Staff: AR Created: January 05, 2005

Occupancy

January February March April May June July August September October November December Total Year Nov YTD

1988 -1.6 -2.0 -0.2 0.9 -0.3 0.4 0.5 0.8 -0.2 0.5 0.8 0.7 0.1 0.0

1989 1.7 1.1 1.3 0.8 1.6 1.4 -0.6 0.7 2.4 0.8 2.4 1.2 1.2 1.2

1990 0.6 2.3 0.9 -1.3 -0.2 0.2 -1.3 -1.0 -3.1 -2.8 -4.2 -3.2 -1.1 -1.0

1991 -5.7 -6.2 -7.2 -1.8 -3.1 -3.1 -0.4 -0.4 -2.3 -0.8 -1.5 -0.9 -2.7 -2.8

1992 0.7 1.8 0.5 -1.3 -0.1 0.5 2.0 -0.2 4.4 1.6 0.2 2.8 1.0 0.9

1993 2.5 1.7 3.1 2.6 1.5 0.3 2.1 0.2 -0.6 0.5 1.9 1.4 1.4 1.4

1994 0.4 2.4 3.3 1.8 0.7 2.2 0.9 0.4 2.3 1.5 3.6 2.7 1.8 1.7

1995 2.5 -0.2 0.3 0.1 2.4 0.9 -0.7 0.3 0.5 -0.1 -0.4 -0.6 0.4 0.5

1996 -0.7 0.7 1.0 0.4 0.5 0.0 -1.0 0.7 -3.4 0.3 -0.7 -1.0 -0.3 -0.2

1997 0.9 0.6 -2.8 0.9 -1.5 -2.2 -0.3 -1.7 -0.9 -1.1 -1.1 0.3 -0.8 -0.9

1998 -0.2 -1.6 -1.5 -2.3 -1.4 0.8 -1.1 -3.9 -0.1 -0.5 -1.1 -0.6 -1.2 -1.2

1999 -2.2 -0.5 1.2 -0.5 -1.5 -1.8 0.3 -0.8 -0.6 -1.1 1.4 -4.0 -0.8 -0.6

2000 -2.5 0.4 1.8 0.0 3.1 3.0 -1.2 0.8 1.1 -0.6 0.3 2.0 0.7 0.6

2001 2.1 -1.3 -1.8 -4.0 -5.5 -4.3 -5.1 -3.5 -16.4 -11.1 -9.1 -6.2 -5.7 -5.6

2002 -7.1 -4.5 -5.9 -0.8 -2.3 -3.0 -0.8 -1.8 5.0 4.2 0.9 1.7 -1.3 -1.5

2003 0.1 -1.7 -2.5 -4.6 -0.9 -0.8 2.4 1.6 1.9 2.7 2.2 3.0 0.3 0.1

2004 3.9 2.7 6.3 6.7 2.7 3.3 2.6 -0.9 7.2 4.0 3.0 3.7

Avg -0.3 -0.3 -0.1 -0.1 -0.3 -0.1 -0.1 -0.5 -0.2 -0.1 -0.1 -0.0 -0.4 -0.2

ADR

January February March April May June July August September October November December Total Year Nov YTD

1988 3.8 4.3 3.4 3.5 3.8 4.2 2.1 3.9 2.9 4.0 3.0 3.2 3.5 3.5

1989 5.3 4.1 3.9 4.8 3.5 3.5 3.6 4.0 4.8 3.0 4.0 4.5 4.0 4.0

1990 2.5 3.7 3.8 2.7 3.4 3.4 3.5 3.5 2.4 4.3 3.0 2.3 3.3 3.3

1991 1.9 -0.3 -0.4 0.6 0.6 0.2 0.2 0.3 0.0 0.2 -0.2 1.0 0.3 0.3

1992 0.3 1.3 1.1 0.9 1.4 0.8 1.7 1.8 2.4 0.8 2.8 2.0 1.4 1.4

1993 2.2 2.2 2.6 1.8 2.2 2.5 2.9 2.3 2.1 3.3 2.1 1.8 2.4 2.4

1994 1.9 2.7 3.4 3.7 3.1 4.9 5.0 3.5 4.0 4.0 4.0 4.5 3.8 3.7

1995 4.9 4.7 4.7 4.6 4.9 3.8 4.0 4.9 5.8 5.5 5.4 5.1 4.8 4.8

1996 4.5 5.4 6.0 5.9 6.1 6.7 7.5 7.6 5.9 6.4 7.1 7.0 6.4 6.4

1997 7.8 6.9 5.9 6.5 6.2 5.6 3.7 4.5 6.0 4.7 5.5 5.2 5.6 5.6

1998 5.5 5.0 5.5 5.2 4.9 4.7 4.2 3.6 3.7 5.9 3.4 2.8 4.5 4.7

1999 3.0 3.0 3.0 3.0 2.6 2.8 3.9 3.5 4.1 3.9 3.8 6.2 3.5 3.3

2000 3.9 3.7 4.7 5.2 5.6 6.8 5.6 5.9 6.6 5.6 6.0 4.3 5.4 5.5

2001 5.1 4.6 3.3 1.8 1.6 0.4 -1.0 -1.2 -8.6 -7.8 -8.2 -7.9 -1.4 -0.9

2002 -6.8 -3.8 -4.6 -2.8 -3.2 -2.6 -1.6 -1.4 3.7 3.4 2.9 3.0 -1.4 -1.7

2003 2.0 -0.9 -0.4 -1.5 -0.6 -0.8 0.5 0.5 0.8 0.5 0.9 1.8 0.2 0.0

2004 1.8 2.6 4.7 4.0 4.2 4.6 4.4 2.7 3.8 5.0 4.4 3.9

Avg 2.9 2.9 3.0 2.9 3.0 3.0 3.0 2.9 3.0 3.1 2.9 2.9 2.9 3.0

RevPAR

January February March April May June July August September October November December Total Year Nov YTD

1988 2.1 2.2 3.3 4.4 3.4 4.7 2.6 4.8 2.7 4.5 3.8 3.9 3.6 3.5

1989 7.1 5.2 5.2 5.6 5.2 4.9 2.9 4.7 7.4 3.8 6.4 5.8 5.2 5.2

1990 3.1 6.1 4.8 1.4 3.2 3.6 2.2 2.4 -0.8 1.4 -1.4 -1.0 2.1 2.3

1991 -3.9 -6.4 -7.6 -1.2 -2.5 -2.9 -0.2 -0.1 -2.2 -0.6 -1.6 0.0 -2.4 -2.6

1992 1.0 3.2 1.5 -0.4 1.3 1.3 3.7 1.6 6.8 2.4 3.0 4.9 2.5 2.3

1993 4.8 4.0 5.8 4.4 3.7 2.8 5.1 2.5 1.5 3.8 4.1 3.2 3.8 3.8

1994 2.3 5.1 6.8 5.6 3.8 7.2 5.8 4.0 6.4 5.5 7.8 7.2 5.6 5.5

1995 7.6 4.5 5.0 4.6 7.4 4.8 3.3 5.2 6.4 5.4 5.0 4.4 5.3 5.3

1996 3.7 6.2 7.1 6.3 6.6 6.7 6.4 8.4 2.4 6.7 6.3 5.8 6.1 6.2

1997 8.8 7.5 3.0 7.5 4.6 3.2 3.4 2.7 5.1 3.6 4.3 5.6 4.7 4.7

1998 5.3 3.3 3.8 2.8 3.4 5.6 3.1 -0.4 3.6 5.3 2.3 2.1 3.3 3.4

1999 0.8 2.5 4.3 2.5 1.1 1.0 4.2 2.6 3.5 2.7 5.2 2.0 2.7 2.8

2000 1.3 4.1 6.6 5.2 8.9 10.0 4.3 6.7 7.8 5.0 6.3 6.4 6.1 6.1

2001 7.3 3.3 1.4 -2.2 -4.0 -3.9 -6.1 -4.7 -23.6 -18.0 -16.6 -13.6 -6.9 -6.5

2002 -13.4 -8.1 -10.2 -3.6 -5.4 -5.6 -2.4 -3.2 8.9 7.8 3.9 4.7 -2.7 -3.2

2003 2.1 -2.6 -2.9 -6.0 -1.4 -1.6 3.0 2.1 2.7 3.2 3.2 4.9 0.4 0.1

2004 5.7 5.4 11.2 10.9 7.1 8.1 7.1 1.9 11.3 9.2 7.6 7.7

Avg 2.7 2.7 2.9 2.8 2.7 2.9 2.9 2.4 2.9 3.0 2.9 2.9 2.5 2.7

Supply

January February March April May June July August September October November December Total Year Nov YTD

1988 5.0 4.9 4.7 4.7 4.6 4.4 4.3 4.4 4.3 4.2 4.2 4.1 4.5 4.5

1989 3.9 4.0 4.0 3.9 3.8 3.5 3.4 3.3 3.2 3.2 3.3 3.4 3.6 3.6

1990 3.5 3.5 3.4 3.4 3.4 3.7 3.6 3.7 3.6 3.4 3.2 3.0 3.4 3.5

1991 2.7 2.6 2.4 2.2 2.0 1.5 1.4 1.3 1.2 1.1 1.1 1.1 1.7 1.8

1992 1.1 1.1 1.1 1.1 1.1 0.9 0.9 0.8 0.7 0.7 0.8 0.7 0.9 0.9

1993 0.6 0.6 0.5 0.5 0.5 0.5 0.5 0.5 0.6 0.7 0.7 0.9 0.6 0.6

1994 0.9 0.8 1.0 1.2 1.3 1.4 1.4 1.5 1.4 1.4 1.5 1.4 1.3 1.2

1995 1.4 1.4 1.5 1.5 1.5 1.6 1.7 1.7 1.8 1.7 1.8 1.8 1.6 1.6

1996 1.9 1.9 2.0 2.1 2.1 2.3 2.4 2.5 2.6 2.8 2.8 3.0 2.4 2.3

1997 3.1 3.2 3.2 3.2 3.3 3.4 3.4 3.5 3.6 3.7 3.8 3.9 3.5 3.4

1998 4.0 4.0 4.1 4.0 4.1 3.8 4.0 3.9 3.8 3.9 3.9 3.9 3.9 3.9

1999 3.8 3.9 4.0 4.1 4.0 3.8 3.7 3.7 3.9 3.7 3.7 3.3 3.8 3.8

2000 3.3 3.1 3.0 2.9 2.8 2.8 2.7 2.7 2.6 2.5 2.6 2.7 2.8 2.8

2001 2.7 2.8 2.7 2.7 2.6 2.4 2.3 2.2 2.0 2.0 1.9 1.9 2.4 2.4

2002 1.8 1.7 1.7 1.6 1.5 1.7 1.6 1.6 1.6 1.5 1.6 1.6 1.6 1.6

2003 1.5 1.4 1.3 1.3 1.2 1.1 1.2 1.3 1.2 1.1 1.0 1.1 1.2 1.2

2004 1.1 1.1 1.1 1.2 1.1 1.0 0.9 0.9 0.8 0.8 0.8 1.0

Avg 2.5 2.5 2.5 2.5 2.4 2.3 2.3 2.3 2.3 2.3 2.3 2.4 2.5 2.4

Demand

January February March April May June July August September October November December Total Year Nov YTD

1988 3.3 2.8 4.6 5.6 4.2 4.8 4.8 5.2 4.1 4.8 5.0 4.8 4.6 4.5

1989 5.7 5.1 5.4 4.7 5.5 4.9 2.7 4.0 5.7 4.0 5.8 4.6 4.8 4.8

1990 4.1 5.9 4.3 2.1 3.2 3.9 2.3 2.6 0.4 0.5 -1.2 -0.3 2.3 2.5

1991 -3.1 -3.7 -5.0 0.3 -1.2 -1.6 1.0 0.9 -1.1 0.3 -0.4 0.1 -1.1 -1.1

1992 1.8 2.9 1.6 -0.1 1.0 1.4 2.9 0.6 5.1 2.3 1.0 3.6 2.0 1.8

1993 3.2 2.3 3.6 3.1 1.9 0.8 2.6 0.7 0.0 1.2 2.6 2.3 1.9 1.9

1994 1.3 3.2 4.3 3.0 2.0 3.6 2.3 1.9 3.8 2.9 5.2 4.1 3.1 3.0

1995 3.9 1.3 1.8 1.5 4.0 2.5 1.0 2.0 2.4 1.6 1.4 1.2 2.0 2.1

1996 1.2 2.7 3.1 2.5 2.6 2.3 1.4 3.2 -0.9 3.1 2.0 1.9 2.1 2.1

1997 4.0 3.8 0.3 4.2 1.8 1.1 3.1 1.8 2.7 2.6 2.7 4.2 2.6 2.5

1998 3.7 2.3 2.5 1.6 2.6 4.7 2.9 -0.2 3.6 3.4 2.8 3.3 2.7 2.7

1999 1.5 3.3 5.3 3.6 2.5 1.9 4.0 2.8 3.3 2.6 5.1 -0.8 3.0 3.3

2000 0.7 3.5 4.9 2.9 6.0 5.9 1.4 3.5 3.8 2.0 2.9 4.7 3.5 3.4

2001 4.9 1.5 0.8 -1.4 -3.0 -2.0 -2.9 -1.4 -14.7 -9.3 -7.4 -4.5 -3.4 -3.4

2002 -5.4 -2.8 -4.3 0.7 -0.8 -1.4 0.8 -0.3 6.6 5.8 2.5 3.2 0.3 0.1

2003 1.6 -0.3 -1.3 -3.4 0.3 0.3 3.6 2.9 3.2 3.8 3.3 4.1 1.5 1.3

2004 5.0 3.8 7.5 7.9 3.9 4.4 3.5 0.0 8.1 4.8 3.9 4.7

Avg 2.2 2.2 2.3 2.3 2.2 2.2 2.2 1.8 2.1 2.1 2.2 2.3 2.0 2.1

Revenue

January February March April May June July August September October November December Total Year Nov YTD

1988 7.2 7.3 8.2 9.3 8.2 9.2 7.0 9.4 7.1 8.9 8.1 8.2 8.2 8.2

1989 11.3 9.4 9.5 9.8 9.2 8.5 6.4 8.1 10.8 7.1 10.0 9.4 9.0 9.0

1990 6.6 9.8 8.3 4.8 6.7 7.5 5.9 6.2 2.7 4.8 1.8 2.0 5.7 5.9

1991 -1.2 -4.0 -5.4 1.0 -0.6 -1.4 1.2 1.2 -1.1 0.5 -0.6 1.1 -0.8 -0.9

1992 2.1 4.3 2.7 0.8 2.4 2.2 4.6 2.3 7.6 3.1 3.8 5.6 3.4 3.3

1993 5.5 4.6 6.3 4.9 4.2 3.3 5.6 3.0 2.1 4.6 4.8 4.1 4.4 4.4

1994 3.2 6.0 7.8 6.9 5.1 8.8 7.4 5.5 8.0 7.0 9.4 8.7 7.0 6.9

1995 9.0 6.0 6.6 6.2 9.0 6.5 5.0 7.1 8.3 7.3 6.9 6.3 7.0 7.0

1996 5.7 8.3 9.3 8.6 8.9 9.1 9.0 11.1 5.0 9.6 9.3 9.0 8.7 8.6

1997 12.2 11.0 6.3 11.0 8.1 6.8 7.0 6.4 8.9 7.4 8.3 9.7 8.4 8.3

1998 9.5 7.4 8.1 6.9 7.6 9.6 7.2 3.4 7.5 9.4 6.3 6.2 7.4 7.5

1999 4.6 6.4 8.4 6.6 5.1 4.8 8.1 6.4 7.5 6.6 9.1 5.4 6.6 6.7

2000 4.7 7.4 9.8 8.2 12.0 13.1 7.2 9.6 10.6 7.7 9.0 9.2 9.1 9.1

2001 10.2 6.2 4.1 0.4 -1.5 -1.6 -3.9 -2.5 -22.0 -16.4 -15.0 -12.0 -4.8 -4.3

2002 -11.8 -6.5 -8.7 -2.1 -3.9 -4.0 -0.8 -1.6 10.6 9.4 5.5 6.3 -1.1 -1.6

2003 3.6 -1.2 -1.7 -4.8 -0.3 -0.5 4.2 3.4 4.0 4.3 4.2 6.0 1.6 1.4

2004 6.9 6.5 12.5 12.2 8.3 9.2 8.1 2.8 12.2 10.0 8.5 8.8

Avg 5.3 5.2 5.4 5.3 5.2 5.4 5.3 4.8 5.3 5.4 5.3 5.3 5.0 5.2

No representation is made as to the completeness or accuracy of the information in this report. The information is in no way to be construed as a recommendation by Smith Travel Research of any industry standard and is intended solely for the internal purposes of your company. It should not be published in any manner unless authorized by Smith Travel Research. A blank row indicates insufficient data. Copyright © 2004 Smith Travel Research, Inc. All rights reserved.

Tab #3

US LODGING INDUSTRY OVERVIEW

SMITH TRAVEL RESEARCH

Projections

Total United States Occupancy Percent 2000 – 2005P

70 65 60 55

2000 2001 2002 2003 2004 2005P

63.3 59.7 58.9 59.1 61.3 63

Total United States ADR Percent Change 2000 – 2005P

6 3 0 -3

2000 2001 2002 2003 2004 2005P

5.4 -1.4 -1.4 0.2 4 4.2

Total United States RevPAR Percent Change 2000 – 2005P

10 5 0 -5 -10

2000 2001 2002 2003 2004 2005P

6.1 -6.9 -2.7 0.4 7.8 7.1

Tab #4

Gross Domestic Product 03/30/05

Percent change from preceding period

(Seasonally adjusted annual rates)

Annual Quarterly

GDP percent change based on current dollars GDP percent change based on chained 2000 dollars GDP percent change based on current dollars GDP percent change based on chained 2000 dollars

1930 -12.0 -8.6 1947q2 5.6 -0.5

1931 -16.1 -6.4 1947q3 7.0 -0.2

1932 -23.2 -13.0 1947q4 17.1 6.0

1933 -4.0 -1.3 1948q1 9.7 6.5

1934 17.0 10.8 1948q2 11.1 7.3

1935 11.1 8.9 1948q3 10.1 2.3

1936 14.3 13.0 1948q4 1.9 1.0

1937 9.7 5.1 1949q1 -7.3 -5.8

1938 -6.2 -3.4 1949q2 -5.4 -1.2

1939 7.0 8.1 1949q3 2.2 4.6

1940 10.0 8.8 1949q4 -3.6 -4.0

1941 25.0 17.1 1950q1 16.0 17.4

1942 27.7 18.5 1950q2 14.2 12.5

1943 22.7 16.4 1950q3 26.8 16.6

1944 10.7 8.1 1950q4 16.0 7.5

1945 1.5 -1.1 1951q1 21.5 4.9

1946 -0.4 -11.0 1951q2 9.6 7.0

1947 9.8 -0.9 1951q3 8.5 8.2

1948 10.2 4.4 1951q4 5.2 0.7

1949 -0.7 -0.5 1952q1 3.8 4.2

1950 9.9 8.7 1952q2 1.0 0.3

1951 15.5 7.7 1952q3 7.4 2.6

1952 5.6 3.8 1952q4 15.1 13.8

1953 5.9 4.6 1953q1 7.8 7.7

1954 0.3 -0.7 1953q2 3.9 3.1

1955 9.0 7.1 1953q3 -0.9 -2.4

1956 5.5 1.9 1953q4 -5.3 -6.2

1957 5.4 2.0 1954q1 -0.7 -2.0

1958 1.3 -1.0 1954q2 0.7 0.4

1959 8.4 7.1 1954q3 5.2 4.5

1960 3.9 2.5 1954q4 9.4 8.2

1961 3.5 2.3 1955q1 14.2 12.0

1962 7.5 6.1 1955q2 8.5 6.7

1963 5.5 4.4 1955q3 8.6 5.4

1964 7.4 5.8 1955q4 6.4 2.2

1965 8.4 6.4 1956q1 2.2 -1.9

1966 9.5 6.5 1956q2 5.6 3.2

1967 5.7 2.5 1956q3 4.7 -0.5

1968 9.3 4.8 1956q4 8.3 6.7

1969 8.2 3.1 1957q1 8.4 2.4

1970 5.5 0.2 1957q2 1.7 -1.0

1971 8.5 3.4 1957q3 6.5 4.0

1972 9.9 5.3 1957q4 -4.1 -4.2

1973 11.7 5.8 1958q1 -6.4 -10.4

1974 8.5 -0.5 1958q2 3.7 2.4

1975 9.2 -0.2 1958q3 12.5 9.6

1976 11.4 5.3 1958q4 11.7 9.5

1977 11.3 4.6 1959q1 8.9 7.9

1978 13.0 5.6 1959q2 10.9 10.9

1979 11.7 3.2 1959q3 0.7 -0.3

1980 8.8 -0.2 1959q4 3.1 1.4

1981 12.2 2.5 1960q1 11.1 9.2

1982 4.0 -1.9 1960q2 -0.6 -2.0

1983 8.7 4.5 1960q3 2.2 0.6

1984 11.2 7.2 1960q4 -4.0 -5.1

1985 7.3 4.1 1961q1 3.3 2.4

1986 5.7 3.5 1961q2 8.7 7.7

1987 6.2 3.4 1961q3 8.0 6.6

1988 7.7 4.1 1961q4 9.9 8.4

1989 7.5 3.5 1962q1 9.9 7.4

1990 5.8 1.9 1962q2 5.1 4.4

1991 3.3 -0.2 1962q3 4.7 3.7

1992 5.7 3.3 1962q4 2.3 1.0

1993 5.0 2.7 1963q1 6.3 5.3

1994 6.2 4.0 1963q2 5.9 5.1

1995 4.6 2.5 1963q3 8.6 7.7

1996 5.7 3.7 1963q4 6.3 3.1

1997 6.2 4.5 1964q1 10.6 9.3

1998 5.3 4.2 1964q2 5.8 4.7

1999 6.0 4.5 1964q3 7.2 5.6

2000 5.9 3.7 1964q4 3.1 1.1

2001 3.2 0.8 1965q1 12.4 10.2

2002 3.5 1.9 1965q2 7.4 5.5

2003 4.9 3.0 1965q3 10.0 8.4

2004 6.6 4.4 1965q4 12.9 10.0

1966q1 13.1 10.1

1966q2 4.8 1.4

1966q3 7.1 2.7

1966q4 7.1 3.3

1967q1 5.5 3.6

1967q2 2.2 0.0

1967q3 7.3 3.2

1967q4 7.7 3.1

1968q1 13.3 8.5

1968q2 11.5 7.0

1968q3 6.9 2.7

1968q4 7.6 1.7

1969q1 11.0 6.5

1969q2 6.5 1.1

1969q3 8.5 2.5

1969q4 3.3 -1.9

1970q1 5.1 -0.7

1970q2 6.4 0.8

1970q3 6.9 3.6

1970q4 0.8 -4.2

1971q1 18.4 11.6

1971q2 7.8 2.3

1971q3 7.4 3.2

1971q4 4.4 1.1

1972q1 14.2 7.3

1972q2 12.4 9.8

1972q3 8.0 3.9

1972q4 12.5 6.7

1973q1 16.0 10.6

1973q2 11.3 4.7

1973q3 5.7 -2.1

1973q4 12.3 3.9

1974q1 4.2 -3.4

1974q2 11.0 1.2

1974q3 8.0 -3.8

1974q4 10.8 -1.6

1975q1 4.4 -4.7

1975q2 9.4 3.0

1975q3 15.1 6.9

1975q4 13.0 5.4

1976q1 14.2 9.3

1976q2 7.5 3.0

1976q3 7.6 1.9

1976q4 10.6 2.9

1977q1 12.0 4.9

1977q2 14.5 8.1

1977q3 12.7 7.4

1977q4 9.0 0.0

1978q1 7.5 1.3

1978q2 25.5 16.7

1978q3 11.1 4.0

1978q4 14.6 5.4

1979q1 8.1 0.8

1979q2 10.7 0.4

1979q3 12.1 2.9

1979q4 9.5 1.2

1980q1 10.1 1.3

1980q2 0.6 -7.8

1980q3 8.7 -0.7

1980q4 20.1 7.6

1981q1 20.0 8.4

1981q2 4.4 -3.1

1981q3 12.6 4.9

1981q4 2.2 -4.9

1982q1 -1.2 -6.4

1982q2 7.2 2.2

1982q3 4.2 -1.5

1982q4 4.7 0.4

1983q1 8.5 5.0

1983q2 12.5 9.3

1983q3 12.6 8.1

1983q4 11.8 8.4

1984q1 13.6 8.1

1984q2 10.8 7.1

1984q3 7.3 3.9

1984q4 6.0 3.3

1985q1 8.5 3.8

1985q2 5.8 3.5

1985q3 8.2 6.4

1985q4 5.8 3.1

1986q1 6.0 3.9

1986q2 3.7 1.6

1986q3 6.3 3.9

1986q4 4.7 2.0

1987q1 6.1 2.7

1987q2 6.8 4.5

1987q3 6.8 3.7

1987q4 10.3 7.2

1988q1 5.5 2.0

1988q2 9.3 5.2

1988q3 6.8 2.1

1988q4 8.6 5.4

1989q1 8.9 4.1

1989q2 6.6 2.6

1989q3 5.8 2.9

1989q4 3.8 1.0

1990q1 9.8 4.7

1990q2 5.8 1.0

1990q3 3.6 0.0

1990q4 0.0 -3.0

1991q1 2.7 -2.0

1991q2 5.3 2.6

1991q3 4.9 1.9

1991q4 4.0 1.9

1992q1 6.7 4.2

1992q2 6.2 3.9

1992q3 5.9 4.0

1992q4 6.7 4.5

1993q1 3.7 0.5

1993q2 4.3 2.0

1993q3 3.8 2.1

1993q4 7.7 5.5

1994q1 6.7 4.1

1994q2 7.1 5.3

1994q3 4.9 2.3

1994q4 6.7 4.8

1995q1 3.7 1.1

1995q2 2.2 0.7

1995q3 5.2 3.3

1995q4 5.0 3.0

1996q1 5.5 2.9

1996q2 8.2 6.7

1996q3 4.7 3.4

1996q4 7.0 4.8

1997q1 5.8 3.1

1997q2 6.9 6.2

1997q3 6.5 5.1

1997q4 4.3 3.0

1998q1 5.6 4.5

1998q2 3.4 2.7

1998q3 6.2 4.7

1998q4 7.7 6.2

1999q1 5.1 3.4

1999q2 4.8 3.4

1999q3 6.2 4.8

1999q4 9.1 7.3

2000q1 4.7 1.0

2000q2 8.3 6.4

2000q3 1.6 -0.5

2000q4 3.8 2.1

2001q1 2.8 -0.5

2001q2 4.4 1.2

2001q3 0.2 -1.4

2001q4 3.6 1.6

2002q1 4.5 3.4

2002q2 4.2 2.4

2002q3 3.9 2.6

2002q4 2.7 0.7

2003q1 4.9 1.9

2003q2 5.3 4.1

2003q3 8.8 7.4

2003q4 5.7 4.2

2004q1 7.4 4.5

2004q2 6.6 3.3

2004q3 5.5 4.0

2004q4 6.2 3.8

Tab #5

United States

January 1987 to November 2004 Job Number: 35093 Staff: AR Created: January 05, 2005

Tab

Table of Contents 1

Data by Measure 2

Percent Change by Measure 3

Percent Change by Year 4

Twelve Month Moving Average 5

Day of Week Analysis 6

Raw Data 7

Classic 8

Help 9

Terms & Conditions 10

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Tab 2 - Data by Measure

United States

Job Number: 35093 Staff: AR Created: January 05, 2005

Occupancy (%)

January February March April May June July August September October November December Total Year Nov YTD

1987 52.6 60.6 64.5 64.2 65.0 69.8 72.4 73.3 66.5 67.5 57.6 47.8 63.5 65.0

1988 51.7 59.4 64.4 64.8 64.8 70.1 72.8 74.0 66.4 67.8 58.0 48.1 63.6 65.0

1989 52.6 60.0 65.2 65.3 65.8 71.0 72.3 74.5 68.0 68.3 59.4 48.6 64.3 65.8

1990 52.9 61.4 65.8 64.5 65.7 71.2 71.4 73.7 65.9 66.4 56.9 47.1 63.6 65.2

1991 49.9 57.6 61.1 63.3 63.7 69.0 71.1 73.4 64.4 65.9 56.1 46.6 61.9 63.3

1992 50.3 58.7 61.4 62.5 63.6 69.3 72.5 73.3 67.2 67.0 56.2 48.0 62.5 63.9

1993 51.5 59.6 63.3 64.1 64.5 69.5 74.0 73.4 66.8 67.3 57.2 48.6 63.4 64.8

1994 51.7 61.0 65.3 65.3 65.0 71.0 74.7 73.7 68.3 68.3 59.3 49.9 64.5 65.9

1995 53.0 60.9 65.6 65.3 66.6 71.7 74.2 73.9 68.7 68.2 59.1 49.6 64.8 66.2

1996 52.6 61.4 66.2 65.6 66.9 71.7 73.5 74.4 66.4 68.5 58.6 49.1 64.6 66.1

1997 53.1 61.7 64.4 66.2 65.9 70.1 73.2 73.2 65.8 67.7 58.0 49.2 64.1 65.5

1998 53.0 60.7 63.4 64.6 64.9 70.7 72.5 70.3 65.7 67.4 57.4 48.9 63.3 64.7

1999 51.8 60.4 64.2 64.3 64.0 69.4 72.7 69.7 65.3 66.6 58.1 47.0 62.8 64.3

2000 50.5 60.7 65.3 64.3 66.0 71.5 71.8 70.3 66.1 66.2 58.3 48.0 63.3 64.7

2001 51.6 59.9 64.1 61.8 62.4 68.5 68.1 67.8 55.2 58.9 53.0 45.0 59.7 61.1

2002 48.0 57.2 60.4 61.2 60.9 66.4 67.6 66.6 58.0 61.4 53.5 45.7 58.9 60.2

2003 48.0 56.3 58.9 58.4 60.4 65.9 69.2 67.6 59.1 63.0 54.7 47.1 59.1 60.2

2004 49.9 57.8 62.6 62.3 62.1 68.0 71.0 67.1 63.4 65.5 56.3 62.4

Avg 51.3 59.7 63.6 63.6 64.2 69.6 71.8 71.4 64.5 66.0 57.0 47.8 62.7 64.0

ADR ($)

January February March April May June July August September October November December Total Year Nov YTD

1987 51.94 53.98 54.23 52.93 52.72 52.16 53.29 52.89 52.56 53.32 52.40 51.11 52.84 52.95

1988 53.93 56.33 56.10 54.79 54.73 54.36 54.42 54.96 54.08 55.45 53.96 52.76 54.69 54.82

1989 56.76 58.62 58.26 57.43 56.62 56.23 56.37 57.14 56.69 57.10 56.10 55.15 56.88 57.00

1990 58.15 60.78 60.49 58.96 58.54 58.15 58.36 59.15 58.03 59.53 57.77 56.43 58.74 58.90

1991 59.27 60.62 60.23 59.33 58.87 58.29 58.48 59.33 58.06 59.64 57.69 56.97 58.92 59.05

1992 59.44 61.41 60.87 59.87 59.70 58.75 59.48 60.38 59.43 60.12 59.31 58.11 59.76 59.87

1993 60.77 62.79 62.46 60.93 61.03 60.22 61.21 61.80 60.66 62.13 60.57 59.14 61.18 61.32

1994 61.94 64.46 64.58 63.21 62.90 63.20 64.24 63.99 63.11 64.59 62.99 61.77 63.49 63.61

1995 64.97 67.50 67.59 66.11 65.98 65.63 66.81 67.15 66.76 68.16 66.42 64.91 66.56 66.67

1996 67.87 71.16 71.67 70.03 70.02 70.02 71.79 72.29 70.71 72.50 71.16 69.43 70.83 70.93

1997 73.18 76.06 75.93 74.59 74.38 73.93 74.48 75.51 74.99 75.92 75.06 73.07 74.80 74.93

1998 77.22 79.83 80.09 78.47 78.02 77.40 77.63 78.25 77.79 80.38 77.60 75.09 78.20 78.42

1999 79.57 82.23 82.50 80.80 80.03 79.61 80.68 80.97 80.96 83.49 80.56 79.78 80.97 81.05

2000 82.66 85.30 86.35 84.97 84.53 85.01 85.23 85.75 86.32 88.16 85.38 83.20 85.34 85.49

2001 86.85 89.26 89.16 86.54 85.85 85.30 84.35 84.74 78.92 81.27 78.36 76.64 84.18 84.69

2002 80.97 85.87 85.04 84.12 83.14 83.05 82.98 83.57 81.81 84.04 80.65 78.92 82.97 83.25

2003 82.59 85.08 84.68 82.88 82.67 82.42 83.44 83.95 82.45 84.44 81.39 80.36 83.09 83.29

2004 84.05 87.28 88.63 86.18 86.18 86.24 87.14 86.26 85.62 88.68 85.00 86.55

Avg 70.22 72.92 72.93 71.36 70.99 70.70 71.22 71.42 70.35 72.19 70.19 67.73 70.11 71.33

RevPAR ($)

January February March April May June July August September October November December Total Year Nov YTD

1987 27.31 32.71 34.99 33.98 34.26 36.40 38.60 38.79 34.93 35.98 30.18 24.41 33.57 34.43

1988 27.89 33.44 36.13 35.49 35.44 38.09 39.60 40.64 35.88 37.60 31.32 25.36 34.77 35.65

1989 29.86 35.18 38.01 37.49 37.28 39.95 40.76 42.55 38.52 39.02 33.33 26.83 36.59 37.50

1990 30.78 37.31 39.82 38.00 38.46 41.40 41.66 43.59 38.22 39.56 32.88 26.57 37.37 38.38

1991 29.59 34.91 36.80 37.55 37.48 40.20 41.57 43.56 37.36 39.33 32.34 26.57 36.47 37.39

1992 29.88 36.02 37.36 37.42 37.96 40.72 43.12 44.24 39.91 40.26 33.31 27.87 37.37 38.25

1993 31.31 37.44 39.52 39.07 39.38 41.86 45.32 45.35 40.51 41.81 34.67 28.76 38.78 39.71

1994 32.03 39.35 42.20 41.27 40.88 44.89 47.97 47.17 43.11 44.11 37.37 30.85 40.96 41.90

1995 34.45 41.13 44.32 43.18 43.91 47.06 49.55 49.63 45.86 46.52 39.24 32.21 43.13 44.14

1996 35.74 43.68 47.46 45.91 46.81 50.23 52.74 53.81 46.94 49.63 41.73 34.09 45.77 46.86

1997 38.86 46.95 48.88 49.34 48.99 51.85 54.55 55.27 49.32 51.41 43.53 35.98 47.94 49.06

1998 40.92 48.49 50.76 50.71 50.66 54.73 56.26 55.02 51.10 54.15 44.51 36.75 49.53 50.73

1999 41.23 49.70 52.94 51.96 51.20 55.26 58.63 56.45 52.88 55.62 46.84 37.50 50.88 52.13

2000 41.77 51.75 56.41 54.65 55.76 60.80 61.17 60.24 57.03 58.40 49.79 39.90 54.00 55.32

2001 44.83 53.45 57.19 53.45 53.54 58.42 57.44 57.44 43.59 47.87 41.54 34.46 50.25 51.72

2002 38.83 49.13 51.36 51.52 50.66 55.15 56.07 55.63 47.45 51.58 43.15 36.07 48.90 50.09

2003 39.65 47.87 49.84 48.41 49.94 54.28 57.72 56.79 48.74 53.21 44.52 37.84 49.10 50.15

2004 41.92 50.46 55.45 53.70 53.48 58.68 61.84 57.85 54.26 58.10 47.90 54.03

Avg 36.00 43.51 46.36 45.41 45.57 49.21 51.13 50.98 45.40 47.66 40.00 32.40 43.95 45.62

Supply

January February March April May June July August September October November December Total Year Nov YTD

1987 90,219,765 81,737,936 91,017,674 88,800,810 92,853,525 90,899,070 94,302,868 94,589,401 91,866,210 94,972,840 91,255,020 94,431,053 1,096,946,172 1,002,515,119

1988 94,740,960 85,760,220 95,336,346 92,957,880 97,101,796 94,889,010 98,382,685 98,720,399 95,792,250 98,988,363 95,095,560 98,311,974 1,146,077,443 1,047,765,469

1989 98,466,819 89,170,536 99,175,324 96,625,410 100,816,278 98,177,220 101,704,118 101,932,805 98,853,150 102,198,351 98,266,980 101,653,185 1,187,040,176 1,085,386,991

1990 101,893,311 92,272,656 102,544,249 99,942,240 104,220,047 101,809,320 105,404,123 105,674,412 102,367,980 105,684,549 101,392,500 104,723,270 1,227,928,657 1,123,205,387

1991 104,680,769 94,671,556 104,988,041 102,115,650 106,294,350 103,380,240 106,904,926 107,018,603 103,556,520 106,802,998 102,515,010 105,849,531 1,248,778,194 1,142,928,663

1992 105,835,922 95,687,676 106,185,447 103,272,180 107,442,900 104,303,910 107,833,221 107,834,833 104,316,780 107,563,955 103,294,680 106,589,997 1,260,161,501 1,153,571,504

1993 106,503,538 96,296,172 106,758,792 103,743,780 107,933,847 104,784,930 108,360,965 108,383,254 104,925,780 108,352,254 103,998,360 107,523,438 1,267,565,110 1,160,041,672

1994 107,452,417 97,089,776 107,789,263 104,944,080 109,320,136 106,280,010 109,902,254 109,970,857 106,443,360 109,818,120 105,530,280 108,975,757 1,283,516,310 1,174,540,553

1995 108,926,467 98,493,668 109,385,949 106,475,940 110,972,095 107,951,010 111,731,440 111,894,128 108,363,510 111,715,909 107,402,790 110,939,824 1,304,252,730 1,193,312,906

1996 110,966,484 100,413,600 111,627,063 108,754,560 113,357,700 110,404,710 114,379,956 114,650,400 111,155,100 114,800,688 110,396,730 114,232,024 1,335,139,015 1,220,906,991

1997 114,456,681 103,638,276 115,202,541 112,272,540 117,104,143 114,177,180 118,319,932 118,719,088 115,208,940 119,045,766 114,575,700 118,715,492 1,381,436,279 1,262,720,787

1998 118,982,278 107,779,224 119,873,900 116,753,790 121,847,453 118,567,410 123,032,800 123,357,339 119,541,990 123,694,340 119,076,390 123,396,089 1,435,903,003 1,312,506,914

1999 123,490,546 111,941,228 124,643,157 121,512,690 126,729,519 123,123,120 127,606,230 127,934,861 124,191,360 128,326,608 123,438,930 127,491,127 1,490,429,376 1,362,938,249

2000 127,584,468 115,449,068 128,404,976 125,026,470 130,316,839 126,535,770 131,066,512 131,383,084 127,404,900 131,592,737 126,635,520 130,921,990 1,532,322,334 1,401,400,344

2001 131,067,504 118,659,212 131,882,432 128,398,080 133,715,245 129,530,010 134,114,866 134,286,172 130,005,060 134,239,703 129,058,080 133,387,637 1,568,344,001 1,434,956,364

2002 133,421,396 120,729,812 134,063,127 130,401,090 135,767,879 131,745,960 136,293,267 136,391,103 132,027,870 136,308,736 131,104,590 135,464,699 1,593,719,529 1,458,254,830

2003 135,357,067 122,418,184 135,799,995 132,044,460 137,386,916 133,246,950 137,923,991 138,111,758 133,643,490 137,843,453 132,449,790 136,946,127 1,613,172,181 1,476,226,054

2004 136,854,057 123,712,232 137,312,702 133,571,700 138,941,876 134,632,620 139,225,898 139,357,555 134,753,610 138,915,805 133,543,230 1,490,821,285

Avg 113,938,914 103,106,724 114,555,054 111,534,075 116,229,030 113,024,358 117,027,225 117,233,892 113,578,770 117,270,288 112,723,897 115,267,836 1,351,337,177 1,250,222,227

Demand

January February March April May June July August September October November December Total Year Nov YTD

1987 47,430,333 49,521,099 58,721,741 57,011,803 60,348,593 63,431,034 68,306,661 69,367,724 61,058,016 64,084,357 52,558,772 45,102,236 696,942,369 651,840,133

1988 48,995,971 50,912,390 61,396,779 60,222,095 62,891,226 66,498,569 71,588,735 73,005,422 63,560,416 67,135,414 55,196,083 47,267,440 728,670,540 681,403,100

1989 51,808,361 53,510,861 64,705,803 63,082,465 66,371,810 69,750,249 73,547,481 75,901,871 67,172,673 69,840,972 58,388,999 49,452,241 763,533,786 714,081,545

1990 53,926,117 56,645,597 67,512,233 64,421,815 68,466,493 72,485,894 75,252,788 77,874,834 67,413,643 70,222,650 57,704,235 49,302,274 781,228,573 731,926,299

1991 52,258,792 54,524,198 64,143,903 64,631,780 67,675,644 71,290,574 75,996,288 78,570,562 66,643,178 70,430,117 57,469,281 49,365,430 772,999,747 723,634,317

1992 53,195,227 56,125,035 65,182,033 64,542,766 68,319,072 72,298,135 78,178,275 79,011,034 70,059,227 72,032,921 58,017,933 51,125,530 788,087,188 736,961,658

1993 54,871,263 57,426,293 67,554,709 66,514,545 69,649,450 72,842,163 80,236,271 79,535,877 70,070,029 72,905,657 59,524,412 52,298,027 803,428,696 751,130,669

1994 55,560,279 59,271,768 70,437,991 68,511,069 71,049,489 75,497,676 82,071,288 81,062,874 72,714,774 75,004,101 62,601,948 54,418,490 828,201,747 773,783,257

1995 57,751,050 60,022,531 71,726,083 69,549,727 73,858,621 77,411,168 82,870,584 82,700,393 74,430,662 76,237,859 63,450,664 55,047,493 845,056,835 790,009,342

1996 58,423,294 61,629,748 73,915,090 71,294,414 75,790,099 79,190,351 84,025,282 85,347,568 73,787,987 78,587,204 64,734,703 56,089,414 862,815,154 806,725,740

1997 60,782,090 63,976,976 74,158,680 74,271,283 77,120,256 80,076,771 86,662,553 86,897,471 75,779,791 80,618,238 66,453,932 58,461,628 885,259,669 826,798,041

1998 63,057,438 65,474,147 75,975,809 75,452,850 79,114,987 83,842,387 89,157,697 86,731,479 78,528,907 83,320,645 68,303,712 60,394,173 909,354,231 848,960,058

1999 63,992,616 67,657,582 79,976,822 78,138,811 81,071,045 85,460,759 92,725,672 89,195,385 81,126,634 85,484,360 71,772,342 59,932,169 936,534,197 876,602,028

2000 64,471,933 70,039,813 83,885,920 80,406,376 85,959,908 90,502,220 94,065,428 92,302,489 84,174,752 87,174,020 73,841,449 62,777,863 969,602,171 906,824,308

2001 67,651,953 71,059,355 84,598,088 79,300,470 83,392,417 88,701,586 91,331,843 91,024,603 71,810,472 79,065,081 68,411,141 59,973,521 936,320,530 876,347,009

2002 63,985,561 69,077,643 80,961,468 79,861,509 82,733,864 87,482,014 92,085,545 90,788,610 76,579,706 83,672,091 70,146,700 61,913,187 939,287,898 877,374,711

2003 64,978,637 68,879,224 79,933,149 77,125,721 82,986,530 87,746,020 95,417,486 93,423,435 78,995,025 86,871,894 72,457,995 64,476,270 953,291,386 888,815,116

2004 68,259,700 71,516,011 85,909,937 83,240,526 86,219,252 91,610,277 98,796,461 93,461,803 85,389,672 91,014,792 75,249,561 930,667,992

Avg 58,411,145 61,515,015 72,816,458 70,976,668 74,612,153 78,673,214 84,017,574 83,677,969 73,294,198 77,427,910 64,237,992 55,141,023 847,094,983 799,660,296

Revenue ($)

January February March April May June July August September October November December Total Year Nov YTD

1987 2,463,695,189 2,673,278,918 3,184,454,234 3,017,646,877 3,181,517,550 3,308,693,932 3,639,962,099 3,668,773,772 3,208,918,369 3,417,241,180 2,753,885,637 2,305,191,505 36,823,259,262 34,518,067,757

1988 2,642,179,616 2,867,899,655 3,444,114,649 3,299,297,929 3,441,747,320 3,614,549,879 3,896,104,807 4,012,058,520 3,437,231,972 3,722,332,181 2,978,239,091 2,493,598,117 39,849,353,736 37,355,755,619

1989 2,940,587,196 3,136,677,757 3,769,661,855 3,622,912,714 3,757,949,013 3,922,138,597 4,145,696,674 4,337,375,078 3,808,145,586 3,987,765,982 3,275,560,524 2,727,131,695 43,431,602,671 40,704,470,976

1990 3,135,939,285 3,442,847,731 4,083,536,754 3,798,162,581 4,008,075,963 4,214,761,507 4,391,605,153 4,606,138,688 3,912,287,232 4,180,575,673 3,333,822,075 2,782,265,624 45,890,018,266 43,107,752,642

1991 3,097,581,334 3,305,406,317 3,863,507,843 3,834,661,601 3,983,883,088 4,155,552,956 4,444,172,181 4,661,345,410 3,868,996,398 4,200,541,833 3,315,120,547 2,812,523,557 45,543,293,065 42,730,769,508

1992 3,161,950,608 3,446,486,770 3,967,448,104 3,864,416,581 4,078,683,090 4,247,283,396 4,650,230,686 4,770,682,999 4,163,499,980 4,330,956,353 3,440,766,005 2,970,912,491 47,093,317,063 44,122,404,572

1993 3,334,628,392 3,605,525,224 4,219,221,310 4,052,769,025 4,250,570,280 4,386,412,519 4,911,265,557 4,914,999,104 4,250,635,714 4,529,733,870 3,605,401,046 3,092,810,887 49,153,972,928 46,061,162,041

1994 3,441,466,230 3,820,453,280 4,548,682,605 4,330,537,698 4,468,907,586 4,771,168,486 5,272,442,630 5,186,915,729 4,589,045,392 4,844,562,949 3,943,597,548 3,361,456,994 52,579,237,127 49,217,780,133

1995 3,752,218,259 4,051,373,399 4,847,915,453 4,597,749,520 4,872,852,532 5,080,432,771 5,536,785,220 5,553,354,919 4,969,167,268 5,196,501,914 4,214,447,324 3,573,319,373 56,246,117,952 52,672,798,579

1996 3,965,392,835 4,385,772,517 5,297,746,663 4,992,852,043 5,306,485,932 5,545,242,486 6,032,382,665 6,169,486,317 5,217,798,708 5,697,669,911 4,606,513,773 3,894,273,006 61,111,616,856 57,217,343,850

1997 4,448,126,327 4,866,208,401 5,631,187,592 5,539,630,164 5,736,541,554 5,920,371,383 6,454,865,922 6,561,273,964 5,682,410,226 6,120,343,486 4,987,972,765 4,271,951,016 66,220,882,800 61,948,931,784

1998 4,869,211,871 5,226,739,958 6,084,530,582 5,921,139,068 6,172,270,805 6,489,505,989 6,921,726,612 6,787,143,496 6,108,828,823 6,697,715,194 5,300,684,941 4,535,256,438 71,114,753,777 66,579,497,339

1999 5,091,621,505 5,563,206,368 6,598,160,684 6,313,911,428 6,488,099,102 6,803,228,997 7,481,138,399 7,222,514,295 6,567,662,067 7,137,291,660 5,782,238,686 4,781,278,510 75,830,351,701 71,049,073,191

2000 5,329,023,571 5,974,728,972 7,243,135,652 6,832,107,525 7,265,972,581 7,693,234,861 8,016,797,645 7,915,022,983 7,266,049,442 7,685,136,853 6,304,591,445 5,223,320,777 82,749,122,307 77,525,801,530

2001 5,875,236,939 6,342,686,753 7,542,772,603 6,862,541,168 7,159,207,015 7,566,607,339 7,703,500,943 7,713,218,510 5,667,097,277 6,425,808,438 5,360,815,741 4,596,251,629 78,815,744,355 74,219,492,726

2002 5,181,061,023 5,931,484,388 6,885,243,002 6,718,154,486 6,878,504,486 7,265,721,885 7,641,680,427 7,587,042,357 6,265,094,917 7,031,472,136 5,657,053,260 4,886,051,283 77,928,563,650 73,042,512,367

2003 5,366,881,542 5,860,121,670 6,768,791,031 6,392,390,256 6,860,718,316 7,232,406,731 7,961,313,924 7,843,196,984 6,513,514,996 7,335,078,288 5,897,225,578 5,181,390,509 79,213,029,825 74,031,639,316

2004 5,737,024,402 6,242,126,979 7,613,774,443 7,173,357,750 7,430,154,743 7,900,365,840 8,609,304,093 8,061,934,526 7,311,271,118 8,071,609,458 6,396,399,835 80,547,323,187

Avg 4,101,879,229 4,485,723,614 5,310,771,392 5,064,679,912 5,296,785,609 5,562,093,309 5,983,943,091 5,976,248,758 5,155,980,860 5,589,574,298 4,508,574,212 3,734,646,083 59,387,896,314 57,036,254,284

No representation is made as to the completeness or accuracy of the information in this report. The information is in no way to be construed as a recommendation by Smith Travel Research of any industry standard and is intended solely for the internal purposes of your company. It should not be published in any manner unless authorized by Smith Travel Research. A blank row indicates insufficient data. Copyright © 2004 Smith Travel Research, Inc. All rights reserved.

Tab #6

6

Tab #7

Los Angeles-Long Beach, CA

January 1987 to August 2004 Job Number: 25668 Staff: AR Created: September 23, 2004

Tab

Table of Contents 1

Data by Measure 2

Percent Change by Measure 3

Percent Change by Year 4

Twelve Month Moving Average 5

Day of Week Analysis 6

Raw Data 7

Classic 8

Response Report 9

Help 10

Terms & Conditions 11

SMITH TRAVEL RESEARCH

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e-mail: trend@smithtravelresearch.com

Tab 3 - Percent Change from Previous Year - Detail by Measure

Los Angeles-Long Beach, CA

Job Number: 25668 Staff: AR Created: September 23, 2004

Occupancy

January February March April May June July August September October November December Total Year Aug YTD

1988 -5.9 -7.1 1.2 -1.3 -2.3 -0.3 -1.1 -0.5 1.7 0.3 -1.4 -1.8 -1.5 -2.1

1989 -3.4 4.1 -1.4 -1.9 0.0 1.8 -2.4 -0.9 -2.7 -3.1 -3.1 -4.6 -1.5 -0.6

1990 -4.2 -3.3 -2.1 -5.6 -4.7 -4.1 -4.2 -6.2 -2.6 -3.9 -4.9 -4.3 -4.2 -4.3

1991 -5.3 -14.9 -14.3 -7.5 -7.3 -7.5 -6.9 -2.9 -10.5 -4.7 -5.4 -4.3 -7.7 -8.3

1992 -6.2 1.2 -1.8 -3.9 -10.6 -7.0 -5.0 -7.7 -4.3 -8.0 -9.1 -6.4 -5.8 -5.3

1993 3.5 -1.0 -2.0 -7.1 0.8 -3.0 -0.6 2.1 -1.3 -0.3 5.6 3.0 -0.1 -0.9

1994 -0.7 13.5 7.2 10.5 10.6 5.8 9.4 2.4 4.8 11.3 4.0 6.4 7.0 7.1

1995 3.4 -8.6 1.6 -0.4 3.4 -0.4 -3.3 2.6 1.8 -3.0 1.6 -2.1 -0.3 -0.2

1996 -0.9 1.7 3.9 8.9 2.3 7.6 6.7 2.3 5.5 4.8 2.2 7.9 4.3 4.1

1997 5.4 7.2 5.0 0.9 1.8 4.0 0.6 4.7 5.8 3.0 2.0 0.5 3.4 3.6

1998 2.8 0.1 -1.2 3.6 0.0 -1.8 1.1 -2.9 -0.2 3.0 4.3 -1.2 0.6 0.1

1999 -0.5 3.4 0.7 -0.7 1.4 0.7 3.7 0.8 -3.3 0.9 1.0 4.7 1.0 1.2

2000 -1.7 5.6 6.5 5.6 9.0 11.3 1.9 4.1 8.4 5.6 6.6 3.2 5.5 5.3

2001 6.2 -0.8 -0.4 -3.8 -6.3 -6.6 -3.0 -2.3 -20.5 -20.8 -17.0 -12.9 -7.5 -2.3

2002 -8.3 -10.0 -9.9 -5.5 -3.8 -5.4 -4.8 -5.6 9.0 13.9 7.9 6.0 -2.0 -6.6

2003 1.7 3.2 -1.7 -1.7 1.0 -0.5 4.4 3.0 3.1 7.0 7.2 10.8 3.0 1.2

2004 9.4 10.2 10.9 11.6 5.3 7.9 7.1 5.5 8.3

Avg -0.3 0.3 0.1 0.1 0.0 0.2 0.2 -0.1 -0.3 0.4 0.1 0.3 -0.4 0.0

ADR

January February March April May June July August September October November December Total Year Aug YTD

1988 1.0 4.4 5.8 6.0 5.0 4.4 1.9 2.4 1.3 6.2 5.4 4.1 3.9 3.8

1989 6.1 3.2 4.0 3.4 3.0 5.9 6.7 6.2 5.3 2.5 3.8 5.4 4.7 4.9

1990 4.4 7.6 5.3 3.8 4.3 5.4 4.6 1.8 2.6 7.4 5.6 3.9 4.7 4.6

1991 -1.2 -2.9 -1.4 -0.1 -1.3 -2.7 -1.4 -0.8 -1.3 -2.7 -2.2 1.2 -1.5 -1.5

1992 2.1 0.8 -1.0 -0.3 -0.5 0.3 -2.0 -1.8 0.0 -3.2 -0.7 -2.4 -0.7 -0.3

1993 4.7 2.1 -0.4 -3.0 -2.0 -1.7 -1.1 2.2 -3.4 -0.9 0.3 -1.8 -0.3 0.2

1994 -8.1 -3.3 -0.7 1.4 4.9 3.7 15.0 1.0 1.7 9.3 0.8 2.4 2.3 1.7

1995 3.9 2.5 4.2 2.5 3.7 -0.6 -9.5 4.8 4.9 -1.4 2.9 3.6 1.6 1.2

1996 2.4 4.0 5.0 7.4 2.9 6.6 6.2 2.3 5.4 5.8 3.5 6.3 4.7 4.5

1997 7.3 8.9 7.8 5.9 3.8 5.7 7.1 8.8 8.1 4.8 9.3 6.7 7.0 6.9

1998 9.2 8.2 9.2 9.4 12.8 7.5 7.9 5.8 7.6 7.2 4.7 4.8 7.9 8.7

1999 4.6 4.6 1.9 2.9 2.1 4.7 4.2 4.7 -0.6 5.3 4.6 9.7 3.9 3.7

2000 2.0 5.9 3.4 6.1 6.1 6.6 4.8 13.1 7.4 5.7 5.7 -0.1 5.7 6.1

2001 4.0 2.3 3.9 0.2 2.8 1.6 2.6 -5.1 -5.6 -7.0 -7.1 -5.8 -0.8 1.4

2002 -1.7 -3.0 -4.9 -3.1 -2.6 -3.0 -3.6 -4.2 4.1 4.8 1.1 1.0 -1.8 -3.3

2003 -1.7 -3.5 -1.3 -2.4 -1.8 -2.8 -0.9 -1.5 -1.0 -0.7 0.3 1.2 -1.4 -2.0

2004 0.0 9.4 3.9 3.9 3.8 5.8 7.7 9.6 5.6

Avg 2.3 3.0 2.6 2.6 2.8 2.8 3.0 2.9 2.3 2.7 2.4 2.5 2.5 2.7

RevPAR

January February March April May June July August September October November December Total Year Aug YTD

1988 -4.9 -3.0 7.0 4.7 2.5 4.1 0.8 1.9 3.0 6.6 3.9 2.2 2.4 1.7

1989 2.5 7.4 2.6 1.4 3.0 7.8 4.2 5.2 2.4 -0.7 0.5 0.5 3.1 4.2

1990 0.0 4.0 3.2 -2.1 -0.6 1.1 0.1 -4.5 0.0 3.2 0.4 -0.6 0.3 0.1

1991 -6.4 -17.4 -15.5 -7.6 -8.6 -10.0 -8.3 -3.6 -11.6 -7.3 -7.4 -3.2 -9.0 -9.7

1992 -4.1 2.0 -2.7 -4.1 -11.1 -6.7 -6.9 -9.4 -4.3 -11.0 -9.7 -8.7 -6.5 -5.6

1993 8.4 1.1 -2.5 -9.9 -1.2 -4.7 -1.6 4.3 -4.7 -1.2 5.9 1.1 -0.4 -0.7

1994 -8.7 9.7 6.4 12.1 16.0 9.7 25.8 3.5 6.6 21.7 4.8 9.0 9.5 8.9

1995 7.5 -6.4 5.8 2.1 7.3 -1.0 -12.4 7.5 6.8 -4.4 4.5 1.4 1.3 1.0

1996 1.5 5.8 9.1 17.0 5.3 14.6 13.4 4.7 11.2 10.9 5.8 14.7 9.3 8.8

1997 13.1 16.8 13.2 6.8 5.7 10.0 7.8 13.9 14.4 7.9 11.4 7.2 10.6 10.8

1998 12.2 8.3 7.8 13.3 12.8 5.6 9.1 2.7 7.4 10.4 9.3 3.6 8.5 8.8

1999 4.1 8.2 2.6 2.2 3.4 5.5 8.1 5.5 -3.9 6.2 5.6 14.9 5.0 4.9

2000 0.2 11.8 10.0 12.1 15.7 18.6 6.8 17.8 16.4 11.6 12.6 3.1 11.6 11.8

2001 10.5 1.4 3.5 -3.6 -3.7 -5.1 -0.4 -7.3 -25.0 -26.3 -22.9 -17.9 -8.2 -1.0

2002 -9.8 -12.6 -14.3 -8.4 -6.3 -8.2 -8.2 -9.5 13.5 19.4 9.1 7.0 -3.7 -9.7

2003 0.0 -0.4 -3.0 -4.1 -0.8 -3.3 3.5 1.4 2.0 6.3 7.5 12.1 1.6 -0.8

2004 9.3 20.6 15.3 15.9 9.2 14.2 15.4 15.7 14.4

Avg 2.1 3.4 2.9 2.8 2.9 3.1 3.4 2.9 2.1 3.3 2.6 2.9 2.2 2.8

Supply

January February March April May June July August September October November December Total Year Aug YTD

1988 4.3 3.7 4.0 3.9 4.2 5.0 5.1 5.3 4.9 4.7 4.5 4.7 4.5 4.4

1989 4.9 5.4 5.2 5.7 5.1 4.8 4.1 4.0 4.5 4.4 4.7 4.3 4.7 4.9

1990 5.1 4.8 4.8 4.3 5.1 4.3 4.6 5.0 4.7 4.8 4.7 4.8 4.8 4.8

1991 3.6 3.4 3.0 2.9 2.2 2.4 2.2 1.9 2.1 1.8 1.8 1.9 2.4 2.7

1992 2.7 2.5 2.8 2.9 3.0 2.9 2.9 2.7 2.2 2.2 2.0 2.4 2.6 2.8

1993 1.7 1.8 1.2 0.7 0.1 0.1 0.2 0.2 0.2 0.1 0.0 -0.9 0.4 0.8

1994 -1.4 -1.8 -1.4 -1.0 -0.3 -0.5 -0.7 -0.6 -0.6 -0.5 -0.5 -0.8 -0.8 -0.9

1995 -0.1 0.0 0.1 0.1 -0.2 -0.6 -0.3 -0.3 -0.5 -0.8 -1.0 -0.8 -0.4 -0.1

1996 -0.6 -0.3 -0.7 -0.7 -0.7 0.0 -0.6 -0.6 -0.4 -0.1 0.4 0.5 -0.3 -0.5

1997 0.2 0.4 0.6 0.6 0.6 0.1 0.4 0.4 0.4 0.5 0.2 0.5 0.4 0.4

1998 0.4 0.4 0.4 0.4 0.8 1.3 1.4 1.4 0.9 0.9 0.9 1.3 0.9 0.8

1999 1.5 1.5 1.0 1.0 0.8 0.4 0.4 0.5 0.9 1.2 1.3 0.1 0.9 0.9

2000 -0.4 -0.3 0.4 0.3 0.3 0.2 0.5 0.5 0.8 -0.2 -0.4 0.2 0.2 0.2

2001 0.6 0.5 0.3 0.5 0.3 1.3 0.9 1.0 0.8 1.6 1.4 2.2 0.9 0.7

2002 2.1 2.0 2.1 2.2 2.5 1.6 1.8 1.6 1.4 1.6 1.8 1.1 1.8 2.0

2003 1.1 1.1 1.0 0.8 0.7 0.7 0.8 0.8 1.0 0.5 0.5 0.3 0.8 0.9

2004 0.4 0.3 0.3 0.1 0.2 0.2 -0.1 0.0 0.2

Avg 1.5 1.5 1.5 1.5 1.5 1.4 1.4 1.4 1.5 1.4 1.4 1.4 1.5 1.5

Demand

January February March April May June July August September October November December Total Year Aug YTD

1988 -1.8 -3.7 5.2 2.6 1.7 4.7 4.0 4.7 6.7 5.0 3.0 2.8 3.0 2.3

1989 1.4 9.7 3.8 3.7 5.0 6.7 1.6 3.0 1.6 1.2 1.4 -0.5 3.2 4.2

1990 0.8 1.3 2.7 -1.6 0.2 0.1 0.2 -1.5 2.0 0.7 -0.5 0.3 0.4 0.2

1991 -1.9 -12.0 -11.8 -4.7 -5.3 -5.4 -4.9 -1.1 -8.6 -3.0 -3.6 -2.5 -5.4 -5.8

1992 -3.6 3.8 1.0 -1.1 -7.9 -4.3 -2.3 -5.2 -2.2 -6.0 -7.3 -4.2 -3.4 -2.6

1993 5.3 0.8 -0.8 -6.4 0.9 -2.9 -0.4 2.3 -1.2 -0.3 5.6 2.1 0.4 -0.1

1994 -2.0 11.5 5.7 9.4 10.3 5.3 8.7 1.8 4.1 10.7 3.4 5.5 6.1 6.1

1995 3.3 -8.6 1.7 -0.2 3.2 -0.9 -3.6 2.2 1.3 -3.8 0.6 -2.9 -0.6 -0.4

1996 -1.5 1.4 3.2 8.2 1.6 7.5 6.0 1.7 5.0 4.6 2.7 8.5 4.0 3.5

1997 5.6 7.6 5.6 1.5 2.4 4.1 1.0 5.1 6.3 3.5 2.2 1.0 3.8 4.0

1998 3.3 0.5 -0.9 4.0 0.8 -0.5 2.6 -1.5 0.7 3.9 5.2 0.1 1.5 0.9

1999 1.0 4.9 1.7 0.3 2.2 1.2 4.1 1.3 -2.5 2.1 2.3 4.8 1.9 2.1

2000 -2.1 5.4 6.8 5.9 9.3 11.5 2.4 4.6 9.2 5.4 6.1 3.5 5.7 5.5

2001 6.8 -0.3 -0.1 -3.4 -6.0 -5.4 -2.1 -1.3 -19.9 -19.5 -15.8 -10.9 -6.6 -1.7

2002 -6.3 -8.1 -8.0 -3.4 -1.4 -3.9 -3.0 -4.0 10.6 15.7 9.9 7.1 -0.2 -4.8

2003 2.9 4.3 -0.7 -0.8 1.7 0.3 5.3 3.8 4.1 7.5 7.7 11.0 3.8 2.1

2004 9.8 10.5 11.2 11.7 5.4 8.1 7.0 5.5 8.5

Avg 1.2 1.7 1.6 1.5 1.4 1.5 1.6 1.3 1.1 1.7 1.4 1.6 1.1 1.4

Revenue

January February March April May June July August September October November December Total Year Aug YTD

1988 -0.8 0.6 11.3 8.8 6.8 9.3 6.0 7.2 8.1 11.5 8.6 7.0 7.1 6.2

1989 7.6 13.2 7.9 7.2 8.2 12.9 8.5 9.4 7.0 3.7 5.3 4.9 8.0 9.3

1990 5.2 9.1 8.2 2.1 4.5 5.4 4.8 0.3 4.7 8.1 5.1 4.2 5.1 4.8

1991 -3.0 -14.6 -13.0 -4.8 -6.6 -7.9 -6.3 -1.8 -9.7 -5.6 -5.7 -1.3 -6.8 -7.3

1992 -1.5 4.6 0.0 -1.4 -8.3 -4.0 -4.2 -6.9 -2.2 -9.0 -7.9 -6.5 -4.1 -2.9

1993 10.3 3.0 -1.2 -9.2 -1.1 -4.6 -1.4 4.6 -4.5 -1.2 5.9 0.2 0.0 0.1

1994 -10.0 7.8 5.0 11.0 15.7 9.2 25.0 2.8 5.9 21.0 4.2 8.1 8.6 7.9

1995 7.4 -6.3 5.9 2.3 7.1 -1.6 -12.7 7.2 6.3 -5.1 3.5 0.6 0.9 0.9

1996 0.8 5.4 8.3 16.2 4.6 14.6 12.6 4.0 10.7 10.7 6.2 15.3 8.9 8.2

1997 13.3 17.2 13.8 7.4 6.3 10.1 8.2 14.3 14.9 8.4 11.6 7.7 11.1 11.2

1998 12.7 8.7 8.2 13.8 13.7 7.0 10.6 4.1 8.4 11.4 10.2 4.9 9.4 9.7

1999 5.6 9.7 3.6 3.2 4.3 6.0 8.4 6.1 -3.1 7.4 7.1 15.0 5.9 5.8

2000 -0.1 11.5 10.4 12.4 16.0 18.8 7.4 18.3 17.3 11.4 12.2 3.4 11.7 12.0

2001 11.1 1.9 3.8 -3.2 -3.4 -3.9 0.5 -6.4 -24.4 -25.1 -21.8 -16.1 -7.3 -0.3

2002 -7.9 -10.9 -12.4 -6.4 -4.0 -6.7 -6.5 -8.0 15.1 21.3 11.1 8.2 -2.0 -7.9

2003 1.1 0.7 -2.0 -3.3 -0.1 -2.6 4.3 2.2 3.0 6.7 8.0 12.4 2.3 0.1

2004 9.8 20.9 15.6 16.0 9.4 14.4 15.3 15.6 14.6

Avg 3.6 4.9 4.3 4.2 4.3 4.5 4.7 4.3 3.6 4.7 4.0 4.3 3.7 4.3

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